FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 11, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 3 and 10 April 2024 (both inclusive).

The cash amount of the shares purchased to 10 April 2024 as a result of the execution of the Buy-back Programme amounts to 585,396,524 Euros, which represents approximately 40.1% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
03/04/2024	SAN	Purchase	XMAD	1,458,867	4.5459
03/04/2024	SAN	Purchase	CEUX	669,957	4.5492
03/04/2024	SAN	Purchase	TQEX	81,091	4.5525
03/04/2024	SAN	Purchase	AQEU	190,085	4.5508
04/04/2024	SAN	Purchase	XMAD	8,016,735	4.6839
04/04/2024	SAN	Purchase	CEUX	935,287	4.6643
04/04/2024	SAN	Purchase	TQEX	207,510	4.6681
04/04/2024	SAN	Purchase	AQEU	540,468	4.6582
05/04/2024	SAN	Purchase	XMAD	2,898,931	4.5765
05/04/2024	SAN	Purchase	CEUX	644,417	4.5718
05/04/2024	SAN	Purchase	TQEX	72,253	4.5722
05/04/2024	SAN	Purchase	AQEU	184,399	4.5705
08/04/2024	SAN	Purchase	XMAD	2,292,491	4.6221
08/04/2024	SAN	Purchase	CEUX	644,229	4.6202
08/04/2024	SAN	Purchase	TQEX	77,198	4.6177
08/04/2024	SAN	Purchase	AQEU	186,082	4.6216
09/04/2024	SAN	Purchase	XMAD	4,299,154	4.6085
09/04/2024	SAN	Purchase	CEUX	598,874	4.6132
09/04/2024	SAN	Purchase	TQEX	83,863	4.6149
09/04/2024	SAN	Purchase	AQEU	218,109	4.6151
10/04/2024	SAN	Purchase	XMAD	3,640,028	4.5674
10/04/2024	SAN	Purchase	CEUX	952,736	4.5632

10/04/2024	SAN	Purchase	TQEX	133,777	4.5601
10/04/2024	SAN	Purchase	AQEU	273,459	4.5627
			TOTAL	29,300,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 11 April 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 03/04/2024 and 10/04/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-03-a-10-abril-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 11, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance